

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Sandesh Mahatme
Senior Vice President and
Chief Financial Officer
Sarepta Therapeutics, Inc.
215 First Street Suite 7
Cambridge, MA 02142

     Re: **Sarepta Therapeutics, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 15, 2013
              Form 10-Q for the Quarterly Period Ended June 30, 2013
              Filed August 8, 2013
              File No. 001-14895

Dear Mr. Mahatme:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business
Material Agreements and Strategic Alliances, page 12

1. With respect to each of your July 14, 2010 and August 29, 2012 contracts with the DoD, as well as your November 2012 contract with EU Health Innovation, please disclose:

- the relevant intellectual property covered and rights conveyed as to such property;
- the duration of the agreement; and
- the material termination provisions.

2. Please file the November 2012 contract with EU Health Innovation as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that such agreement is not material to the company.

3. Please expand your disclosure of the University of Western Australia (UWA) and Isis agreements, as follows:

    For your license agreement with the UWA:

    - describe the terms allowing the parties to terminate the agreement prior to the expiration date; and
    - disclose how long, at a minimum, the license will remain in effect given the patents currently outstanding

    For your license agreement with Isis:

    - describe the terms allowing the parties to terminate the agreement prior to the expiration date; and
    - disclose how long, at a minimum, the license will remain in effect given the patents currently outstanding.

Patents and Proprietary Rights, page 15

4. Please revise your disclosure to include the following information for the patents and patent applications covered by the table on page 16:

    - the jurisdictions, both foreign and domestic, in which you have patents and patent applications covering the specified product candidates and technology;
    - clarification whether the patent protection is owned or licensed; and
    - description of the type of patent protection (e.g., method, composition of matter).

    In addition, please provide the requested information separately for your material patents and patent applications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years Ended December 31, 2012, 2011 and 2010
Research and Development Expenses, page 56

5. Please provide us proposed disclosure to be included in future filings that provides the costs incurred during each period presented and to date for each of your research and development projects discussed on page 4.

Contractual Payment Obligations, page 59

6. Please provide us proposed disclosure to be included in future filings to include the interest on long-term debt in the table of contractual obligations.   In addition, please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger the payments.

Notes to Consolidated Financial Statements
9. Significant Agreements, page F-21

7. Please provide us proposed disclosure to be included in future filings to include the amount of potential milestone payments you may be required to pay to Isis Pharmaceuticals. Please include the length of and termination provisions for this agreement. Finally, please include disclosure to describe each milestone that Isis may be obligated to make to you and the related contingent consideration. Refer to ASC 605-28-50-2b.

Form 10-Q for the quarterly period ended June 30, 2013

Notes to Condensed Consolidated Financial Statements (Unaudited)
8. Stock Compensation, page 12

8. You disclose that the method for estimating expected volatility has changed in 2013. Since ASC 718-10-55-40 requires that an entity establish a process for estimating expected volatility and apply that process consistently from period to period, please tell us why you believe it was appropriate to change to the blended estimate. Please identify the objective circumstances related either to the availability and reliability of source information that support the change or explain how the new method predicts volatility with greater accuracy. Reference the authoritative literature on which you are relying to change methods.   In addition, please tell us how you intend to comply with the disclosure required by ASC 250-10-50-4 regarding this change in estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Matthew Jones, Staff Attorney, at (202) 551-3786, or Dan Greenspan, Legal Branch Chief, at (202) 551-3623, with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant